UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from issuer below)

THE LACLEDE GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Market Street
St. Louis, Missouri 63101
(Address of the plan and address of issuer’s principal executive offices)

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 003

Financial Statements as of and for the
Year Ended December 31, 2014,
Supplemental Schedule
as of December 31, 2014
and Report of Independent
Registered Public Accounting Firm

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN

401(k) Investment Review Committee
Laclede Gas Company
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan, formerly known as the Southern Union LDC Savings Plan, as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The Laclede Gas Company - Missouri Gas Energy Wage Deferral Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated, in all material respects, in relation to the financial statements as a whole.

St. Louis, Missouri
July 1, 2015

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
2014
INVESTMENTS, AT FAIR VALUE	53,674,790

NOTES RECEIVABLE FROM PARTICIPANTS	2,359,260

CONTRIBUTIONS RECEIVABLE:
Employee Contributions	54,025
Employer Contributions	58,602
Total Contributions Receivable	112,627

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	56,146,677

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(86,076)

NET ASSETS AVAILABLE FOR BENEFITS	$56,060,601

See notes to financial statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR YEAR ENDED DECEMBER 31, 2014

2014
ADDITIONS:

Contributions:
Employee	$2,052,133
Rollover	46,393
Employer	1,623,692
Total Contributions	3,722,218

Investment Income:
Interest and dividends	1,326,994
Net appreciation in fair value of investments	2,132,035
Net Investment Income	3,459,029

Interest income on notes receivable from participants	121,915

TOTAL ADDITIONS	7,303,162

DEDUCTIONS:

Distributions to participants	10,113,607
Administrative fees	10,720
Transfers out	39,673,360

TOTAL DEDUCTIONS	49,797,687

(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(42,494,525)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	98,555,126

End of year	$56,060,601

See notes to financial statements.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of The Laclede Gas Company – Missouri Gas Energy Wage Deferral Savings Plan (the "Plan"), formerly known as the Southern Union Company LDC Savings Plan, have been prepared on the accrual basis and in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP establishes a hierarchy of inputs used to measure fair value:
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A description of the valuation methodologies used for assets measured fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – Quoted market prices, if available, are used to value investments, including self-directed brokerage accounts. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year-end. The Plan holds interests in a common collective trust fund, which invests in investments that pursue multiple strategies to exceed the performance of certain industrial averages. The fund may invest in securities, a combination of other collective funds, or swap and option contracts. The net asset values of the fund are determined utilizing the values of underlying assets.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2014.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the year ended December 31, 2014 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan was established effective January 1, 2013, for the benefit of union and non-union employees of the Missouri Gas Energy ("MGE") and Fall River divisions of Southern Union Company. The Plan was then amended and restated as of July 26, 2013, due to the sale of MGE to The Laclede Group, Inc. and the sale of Fall River to Plaza Massachusetts Acquisition, Inc. Due to Laclede Gas Company becoming the Plan sponsor, the EIN for the Plan changed from 75-0571592 to 43-0368139. The Plan was amended and restated on April 1, 2014 when non-union participants were transferred to the Laclede Gas Company Salary Deferral Plan, and $39,581,293 of the transfers out during 2014 represents the related transfer of assets. Also effective with the April 1, 2014 amendment and restatement, Fidelity Management Trust Company ("Trustee") replaced JP Morgan Chase Bank, N.A. ("Predecessor Trustee") as the Plan trustee. The Trustee also serves as custodian and third-party administrator of the Plan.
The Plan is a defined contribution plan sponsored by Laclede Gas Company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility – Effective June 1, 2014, to be eligible to participate in the Plan, an employee must complete 90 consecutive days of service as defined in the Plan document. The Trustee performs the enrollment function and eligible employees are auto-enrolled in the Plan. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.
Contributions – The Plan permits eligible employees to elect to defer a portion of compensation, subject to certain limitations. The Plan includes an automatic deferral feature whereby a participant is treated as electing to defer 5% of eligible compensation unless the participant made an affirmative election otherwise. The auto-enrollment contribution rate was increased from 3% to 5% effective June 1, 2014. Employee rollover contributions are also permitted.
Prior to June 1, 2014, for union employees hired before May 1, 2009, the Company made matching contributions of 100% of up to the first 4% of each participant's compensation that the participant elected to defer and 50% of the employee deferral amounts exceeding 4% of each participant's compensation up to a maximum of 5% of compensation. For union employees hired on or after May 1, 2009, the maximum was 7%. Effective June 1, 2014, employer matching contributions for each participant equal 100% of the first 5% of each participant's compensation that the participant elects to defer, including catch-up contributions.
Effective June 1, 2014, the Plan also has a special non-elective employer contribution. For all non-IBEW Union Employees hired on or after May 1, 2009, the Company makes, on a payroll basis, a non-elective contribution equal to 3% of a participant's compensation that is eligible to be deferred.
Investment Options – Investment account options include various funds. Effective April 1, 2014 common stock of the Laclede Group, Inc., the parent company of the Plan sponsor, was added as an investment account choice. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.
Notes Receivable from Participants – The Plan document includes provisions authorizing loans from the Plan to actively eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of the loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50 percent of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator. A participant may have no more than two outstanding loans at a given time, including one used to purchase the principal residence of the participant. Interest rates on participant loans ranged from 4.25% to 5.75% at December 31, 2014.
Participant Accounts – Each participant's account is credited with the participant's contribution, the Company's contribution and investment income and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting – Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A union participant is fully vested after six years of service. Notwithstanding the foregoing, any Plan participant who is credited with an hour of service on or after June 1, 2014, shall be 100% vested in the entire value of his accounts.
Payment of Benefits – Under the terms of the Plan, participants are entitled to receive the amount credited to their account upon normal retirement age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In event of death, the participant's account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the plan are payable in a lump sum or through required minimum distributions.
Forfeited Accounts – During 2014, there were no forfeitures of non-vested accounts.

3.	INVESTMENTS, INVESTMENT RETURNS AND DISCLOSURES ABOUT FAIR VALUE OF PLAN ASSETS
The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2014:

December 31,
2014
Vanguard Target Retirement 2020 Fund (399,484.693 shares)	$11,369,334
T. Rowe Price Blue Chip Growth Fund (99,677.078 shares)	6,705,276
Vanguard Target Retirement 2025 Fund (381,482.281 shares)	6,305,902
Wells Fargo Stable Return Fund - Class C (122,085.985 shares)	6,234,326
BlackRock U.S. Debt Index W (175,876.265 units)	3,557,424
Vanguard Target Retirement 2030 (109,981.733 shares)	3,193,870
Vanguard Target Retirement 2040 (94,588.989 shares)	2,814,968
During 2014, the Plan's investments appreciated as follows:

2014
Mutual Funds	$1,634,070
Common Collective Trusts	444,600
The Laclede Group, Inc. Common Stock	42,072
Self-directed Brokerage Accounts	11,293
Net Appreciation in Fair Value	$2,132,035

Recurring Measurements – There have been no changes to the methodologies used at December 31, 2014. A summary of the inputs used in the fair value measurements as of December 31, 2014 involving the Plan's assets carried at fair value, is as follows:
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. There are no Level 3 investments held by the Plan.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents the fair value measurements of assets recognized in the accompanying Statement of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014.

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2014	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Target Date	$28,171,927	$28,171,927	$—	$—
Growth	8,888,245	8,888,245	—	—
Income	213,823	213,823	—	—
International	2,169,089	2,169,089	—	—
Value	338,369	338,369	—	—
Common/collective trusts:
Index	6,983,557	—	6,983,557	—
Money Market	42,096		42,096	—
International	196,956	—	196,956	—
Stable Return Fund	6,234,326	—	6,234,326	—
The Laclede Group, Inc. Common Stock	436,402	436,402	—	—
	$53,674,790	$40,217,855	$13,456,935	$—

4.	STABLE VALUE FUND
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. For Plan year 2014, the plan held investments in the Wells Fargo Stable Return Fund - Class C. The fully benefit-responsive investment contracts enable the funds to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $6,148,250 as of December 31, 2014. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.40% at December 31, 2014. The average crediting interest rate was 1.64% at December 31, 2014. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The Plan is required to present in the Statement of Net Assets Available for Benefits the fair value of fully benefit-responsive investment contracts plus an adjustment of the fair value to contract value.

5.	TAX STATUS
The Plan obtained its latest determination letter on March 24, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter, however the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

7.	RELATED PARTIES
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan invested in certain funds of the Plan's Predecessor Trustee. Fees paid by the Plan for the investment services are included in net appreciation in fair value of investments. The Plan paid $4,924 of recordkeeping fees to the trustees in 2014. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. At December 31, 2014, the Plan held 8,203.050 shares of common stock of The Laclede Group, Inc., the parent company of the sponsoring employer, with a market basis of $436,402. During the year ended December 31, 2014, the Plan received dividend income of $2,798.

9.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

THE LACLEDE GAS COMPANY – MISSOURI GAS ENERGY
WAGE DEFERRAL SAVINGS PLAN
EIN 43-0368139, Plan 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Form 5500, Schedule H, Line 4i)
DECEMBER 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment	Current value
	American Funds EuroPacific Growth Fund - Class R5	Mutual fund (46,111.593 shares)	$2,169,089
	BlackRock ACWI ex-US Index Fund	Common/collective trust (21,992.545 units)	196,956
	BlackRock Equity Index Fund T	Common/collective trust (26,641.563 units)	2,037,430
	BlackRock Money Market Fund W	Common/collective trust (42,096.460 units)	42,096
	BlackRock Russell 1000 Value Index Fund T	Common/collective trust (49,548.282 units)	1,309,596
	BlackRock Russell 2000 Index Fund T	Common/collective trust (2,518.341 units)	79,107
	BlackRock U.S. Debt Index W	Common/collective trust (175,876.265 units)	3,557,424
	Delaware Small Cap Value Fund Institutional Class	Mutual fund (6,146.580 shares)	338,369
	JP Morgan Small Cap Growth Fund - Class A	Mutual fund (165,001.413 shares)	2,182,969
*	The Laclede Group, Inc. Common Stock	Common stock (8,203.050 shares)	436,402
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (99,677.078 shares)	6,705,276
	Vanguard Target Retirement 2010 Fund	Mutual fund (14,623.125 shares)	384,881
	Vanguard Target Retirement 2015 Fund	Mutual fund (92,713.062 shares)	1,417,583
	Vanguard Target Retirement 2020 Fund	Mutual fund (399,484.693 shares)	11,369,334
	Vanguard Target Retirement 2025 Fund	Mutual fund (381,482.281 shares)	6,305,902
	Vanguard Target Retirement 2030 Fund	Mutual fund (109,981.733 shares)	3,193,870
	Vanguard Target Retirement 2035 Fund	Mutual fund (68,113.000 shares)	1,215,136
	Vanguard Target Retirement 2040 Fund	Mutual fund (94,588.989 shares)	2,814,968
	Vanguard Target Retirement 2045 Fund	Mutual fund (46,690.633 shares)	870,780
	Vanguard Target Retirement 2050 Fund	Mutual fund (17,211.602 shares)	509,808
	Vanguard Target Retirement 2055 Fund	Mutual fund (2,798.647 shares)	89,501
	Vanguard Target Retirement 2060 Fund	Mutual fund (5.816 shares)	164
	Vanguard Target Retirement Income Fund	Mutual fund (16,562.573 shares)	213,823
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (122,085.985 units)	6,234,326

			$53,674,790

*	Notes Receivable from Participants	Loans due at various dates through 2032,	2,359,260
		with Interest rates ranging from 4.25% to 5.75%
			$56,034,050
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Laclede Gas Company – Missouri Gas Energy
Wage Deferral Savings Plan

Date:	July 1, 2015	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.

23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm